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                                                                  Exhibit (a)(1)


                              ANGELES PARTNERS XII
                        C/O ANGELES REALTY CORPORATION II
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                                 August 2, 2005

Dear Limited Partner:

         As you may be aware by now, MPF Income Fund 22, LLC, MPF-NY 2005, LLC, Moraga Gold, LLC, Sutter Opportunity Fund 3, LLC, MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MPF Income Fund 21, LLC, MPF DeWaay Fund 3 LLC, MPF DeWaay Fund 4 LLC, MPF Flagship Fund 9 LLC, MPF DeWaay Premier Fund 2, LLC, MP Value Fund 8, LLC, MPF Special Fund 7, LLC, Mackenzie Patterson Special Fund 5, LLC, MP Income Fund 20, LLC, and MP Value Fund 6, LLC, (collectively, the "MacKenzie Group") initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in Angeles Partners XII (the "Partnership") on July 1, 2005. The MacKenzie Group amended their tender offer for Partnership Units on July 25, 2005, in order to (i) extend the term of their tender offer to August 25, 2005, and (ii) increase the offer price from $620.00 per Unit to $680.00 per Unit.

         The Partnership, through its managing general partner, Angeles Realty Corporation II, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The managing general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group's offer, because the managing general partner does not have a reliable indicator of the fair value of the Units. From time to time the managing general partner receives appraisals on some or all of the Partnership's properties, the most recent of which are described in the fourth bullet point below. The Partnership notes that such appraisals are important to the analysis of the value of the Units; however, a full analysis of the value of the Units would also require consideration of a number of other factors (e.g., operating expenses, management expenses, etc.) and the Partnership has not recently conducted an analysis of the value of its Units. The Partnership notes that the MacKenzie Group estimates the liquidation value of the Partnership to be approximately $713.00 per Unit. The managing general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the small number of reported trades. IN LIGHT OF THE FOREGOING, THE MANAGING GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MACKENZIE GROUP OFFER.

         However, we call your attention to the following considerations:

o Both the managing general partner, Angeles Realty Corporation II, and the non-managing general partner, AIMCO Angeles GP, LLC are affiliates of AIMCO Properties, LP, a Delaware limited partnership, and Apartment Investment and Management Company ("AIMCO"), a Maryland corporation. In addition, Martha L. Long is Senior Vice President of the Managing General Partner, a position equivalent of the Chief Executive Officer of the Partnership, and Senior Vice President of AIMCO. We encourage you to read the information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, which has been filed by the Partnership on the date hereof, a copy of which is enclosed herewith, and is incorporated herein by reference.



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o        On March 31, 2005, the Partnership, through one of its operating partnerships, sold the Chambers Ridge Apartments, a 324-unit apartment complex located in Harrisburg, Pennsylvania, to a third party. The purchaser paid a purchase price of $14,450,000. In May 2005, the majority of the sale proceeds were distributed at $111.60 per Unit. The managing general partner expects that the balance of the sale proceeds will be distributed at $27.00 per Unit, although the timing of the distribution has not yet been determined. The MacKenzie Group's offer states that the $680.00 per Unit offer price will be reduced by the amount of any distributions declared or made after July 1, 2005. Accordingly, the managing general partner anticipates that the offer price of the MacKenzie offer will be reduced.

o On April 29, 2005, the Partnership obtained mortgage financing on Pickwick Place Apartments, a 336-unit apartment complex located in Indianapolis, Indiana. The principal amount of financing was approximately $9,432,000. In May 2005, all of the proceeds from the refinancing were distributed at $78.37 per Unit.

o In connection with ongoing litigation, the Partnership obtained appraisals of Hunters Glen Apartments IV, Hunters Glen Apartments V, Hunters Glen Apartments VI, Pickwick Place Apartments and Twin Lake Towers Apartments. In an appraisal report dated July 16, 2003, a third party appraiser concluded that the market value of Hunters Glen Apartments IV, a 264-Unit apartment complex located in Plainsboro, New Jersey, was $21,000,000 as of June 3, 2003. In an appraisal report dated July 16, 2003, a third party appraiser concluded that the market value of Hunters Glen Apartments V, a 304-Unit apartment complex located in Plainsboro, New Jersey, was $25,000,000 as of June 3, 2003. In an appraisal report dated July 16, 2003, a third party appraiser concluded that the market value of Hunters Glen Apartments VI, a 328-Unit apartment complex located in Plainsboro, New Jersey, was $27,000,000 as of June 3, 2003. In an appraisal report dated June 27, 2003, a third party appraiser concluded that the market value of Pickwick Place Apartments, a 336-Unit apartment complex located in Indianapolis, Indiana, was $14,800,000 as of May 7, 2003. In an appraisal report dated June 28, 2003, a third party appraiser concluded that the market value of Twin Lake Towers Apartments, a 399-Unit apartment complex located in Westmont, Illinois, was $25,700,000 as of May 28, 2003. In connection with previously contemplated financings of Hunters Glen Apartments IV, Hunters Glen Apartments V, Hunters Glen Apartments VI, Pickwick Place Apartments, and Twin Lake Towers Apartments, potential lenders obtained appraisals of the properties, copies of which have been obtained by the Partnership. In an appraisal report dated March 31, 2005, a third party appraiser concluded that the market value of Pickwick Place Apartments, a 336-Unit apartment complex located in Indianapolis, Indiana, was $14,510,000 as of March 18, 2005. In an appraisal report dated May 16, 2003, a third party appraiser concluded that the market value of Hunters Glen Apartments IV, a 264-Unit apartment complex located in Plainsboro, New Jersey, was $20,700,000 as of April 28, 2003. In an appraisal report dated July 29, 2005, a third party appraiser concluded that the combined market value of Hunters Glen Apartments V and Hunters Glen Apartments VI, a 304-Unit apartment complex and a 328-Unit apartment complex respectively, which are located in Plainsboro, New Jersey, was $52,900,000 as of November 1, 2001. In an appraisal report dated May 28, 2003, a third party appraiser concluded that the market value of Twin Lake Towers Apartments, a 399-Unit apartment complex located in Westmont, Illinois, was $22,600,000 as of May 19, 2003.




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o        The MacKenzie Group's offer to purchase estimates the liquidation value of the Partnership to be $713.00 per Unit. However, the MacKenzie Group is only offering $680.00 Per Unit.

o While the Managing General Partner previously indicated to the Limited Partners that an increase in the MacKenzie's Group's ownership of Units as a result of the MacKenzie Group's offer may affect the outcome of Partnership decisions; after further analysis, since 74.40% of the outstanding Unites are owned by AIMCO Properties L.P. ("AIMCO Properties") and its affiliates, none of whom intend to tender any of their Units in the MacKenzie Group's offer, the purchase of the limited partners' Units by the MacKenzie Group will not materially affect the limited partners' ability to make decisions for the Partnership.

o AIMCO Properties and its affiliates, which collectively hold 33,272 Units, or approximately 74.40% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group's offer.

o The MacKenzie Group's offer is limited to 6,716 Units. If more than 6,716 Units are tendered in response to their offer, the MacKenzie Group will accept the Units on a pro rata basis. Therefore, an investor that tenders all of its Units might not fully dispose of its investment in the Partnership. Section 9.1 of the Limited Partnership Agreement of the Partnership prohibits the transfer of fractional units of limited partnership interest.

o The MacKenzie Group's offer to purchase provides limited past sale price information with which to compare their offer price. The Direct Investment Spectrum has reported high and low sales prices of $705.00 and $420.00 per Unit, respectively for the period from December 2001 through May 2004. The Direct Investment Spectrum has reported no sales from June 2004 through March 2005. The American Partnership Board has reported no sales from October 2002 through June 2005. AIMCO Properties completed a tender offer on December 28, 2004 in which it acquired 1,909 Units at price of $806.31 per Unit. AIMCO Properties completed a tender offer on December 30, 2003 in which it acquired 292 Units at a price of $364.17 per Unit. AIMCO Properties completed a tender offer on June 25, 2002 in which it acquired 506 Units at a price of $471.00 per Unit. AIMCO Properties purchased 10 Units in a private purchase on June 25, 2002 at a price of $471.00 per Unit.

o The Partnership distributed to the limited partners $13.55 per Unit in the three-month period ended March 31, 2005, $34.68 per Unit in the year ended December 31, 2004 and $253.70 per Unit in the year ended December 31, 2003.

         Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity,
(iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership,
(v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.



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         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR
OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

         If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1275 Valley Brook Avenue, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.


                                         Sincerely,


                                         Angeles Realty Corporation II
                                         Managing General Partner


Enclosure



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